BLUE COLLAR
PRODUCTIONS, INC.

October 30, 2018

Securities and Exchange Commission
Washington, D.C. 20549

To Whom It May Concern:

Please let this be my attestation that in accordance with **Amendment #3 To The Acquisition And Purchase Agreement Dated As of March 29, 2018, But Effective November 3, 2017 Between TPT Global Tech, Inc. and Blue Collar Productions, Inc. And Its Shareholders** ("Agreement"), I consider all covenants, conditions and obligations in relation to the closing to have been complied with by both parties and that the closing occurred on September 1, 2018 and included the deliverance of consideration identified under Section 1.01 of the Agreement and consider myself the rightful owner of said consideration.

Mark Rowen

Mark Rowen

1041 North Formosa Avenue • Santa Monica East Building • West Hollywood, California 90046
Telephone: 323.850.2530 • Fax: 323.850.2531